
Emeco
Earthmoving equipment solutions



10015376

4 March 2010

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 4 March 2010 – ASX Small to Mid Caps New York Conference*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0269 in Australia, facsimile: +61 8 9321 1366 or email: elizabeth.lawton@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

Elizabeth Lawton
Legal Counsel
Encl

dlw 3/19

PFAX201

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	04-Mar-2010
Time	16:17:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX small to mid caps New York conference presentation


Emeco

Earthmoving equipment solutions

ASX Small to Mid Caps
New York Conference

Keith Gordon
Managing Director



RENTAL | SALES | PARTS | ASSET MANAGEMENT


Emeco

Earthmoving equipment solutions



Company Overview



RENTAL | SALES | PARTS | ASSET MANAGEMENT

What is Emeco?



- ...rthmoving equipment solutions to blue-chip miners around the globe
- ...range from Caterpillar, Komatsu, Hitachi, Volvo and Liebherr
- ...across Australia, Indonesia and North America
- ... Dry-hire Rental, Sales, Parts and Asset Management
- Established Australia 1972
- Listed on ASX exchange (EHL:AU)
- Industry: Rental Auto/ Equipment
- Market cap A$429.2M
- 52 week range A$0.280 to A$...5

Market cap and 52 week price range as at 26 February 2010. Source: Bloomberg

Why do Customers choose Emeco?


Reasons:
Customer Constraint :
Value add:
Availability
Long delivery times for new equipment – and varies by asset class
Limited expertise to purchase second hand machines
Flexibility
Change in optimal fleet configuration over project
Unplanned work or increased production targets
Capital Mngt
General availability of capital and balance sheet strength
Capital rationing between divisions and mining stages
Residual Mngt
Customer bears risk in respect of assets residual value
Limited disposal options (lack of global network)
Asset Mngt
Running equipment fleet can detract from focus on core operation
Limited capability to achieve high equipment availability
Improve Capital Efficiency
Improve Operating Efficiency
Lower costs per hour

Asset profile

Independent supplier of well-maintained, best-in-class equipment



Truck


35 tonne
50 tonne
100 tonne
150 tonne
200 tonne
250 tonne
300 tonne
Small construction
Super mines





Dozer


15 tonne
25 tonne
35 tonne
45 tonne
60 tonne
100 tonne
150 tonne
Small construction
Large mines





Loader


100 kW
125 kW
150 kW
200 kW
300 kW
500 kW
1000 kW
1300 kW
Small construction
Large mines





Excavator


10 tonne
20 tonne
35 tonne
100 tonne
200 tonne
300 tonne
450 tonne
600 tonne
Small construction
Large mines





Grader


100 kW
110 kW
150 kW
200 kW
Small construction
Large mines




Emeco

Where are we today?

- **Current progress...**
  - Bolster corporate management team
  - Decisive action taken on underperforming businesses
  - Generation of cash through disposal of underperforming assets
  - Asset deployment currently around 78%
  - Focus on improving utilization in core operations to drive earnings
  - Fleet evolution strategy underway
  - ROC identified as unsatisfactory




Emeco

Earthmoving equipment solutions

Markets & Drivers



Rental Fleet Utilization

Improving utilization in 1H10...


100 %
95 %
90 %
85 %
80 %
75 %
70 %
65 %
60 %
55 %
50 %
45 %
40 %
78% Avg
83% Avg
68% Avg
70% Avg
Utilisation by A$ value
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10

Key business drivers:

- Percentage of fleet working on customer projects (currently at ~78%)
- Mine application of equipment (single or double shift hours)
- Emeco's ability to deliver high mechanical availability
- Speed of redeployment between projects

Customer exposure

Focusing on long-term supplier relationships with blue-chip customers

- ~70% revenue from large blue-chip customers
- Customer profile trending toward large mining houses
- Mix of miners and contractors demonstrates rental model appeals for variety of reasons
- Solid experience, past and present customers include:

Xstrata Coal	Anglo Coal	Rio Tinto Coal	
Rio Northparkes	Alcoa	Kideco	
Newcrest	FMG	Kagara	Xstrata Zinc
Leightons	BHP Billiton	Rio Tinto Iron Ore	



Evolution of customer type
100%
80%
60%
40%
20%
0%
Other
Contractor
Miner
FY06
FY07
FY08
FY09
1H10

Leveraged to the mining cycle

Focus on increasing exposure to low cost producers in key commodities

- **Thermal coal** volumes forecast to increase in New South Wales, Australia and Kalimantan, Indonesia
- Exposure to West Australian **Iron ore** and Queensland **coking coal** expected to strengthen significantly over the coming period
- Exposure to world class **gold** producers in New South Wales, Western Australia and Indonesia
- Canadian **oil sands** activity increasing in 2010 with Emeco becoming more involved in core production works versus mine development
- Increasing **infrastructure** investments in Australia
- **Civil** business in North America and Europe non-core to Emeco's business going forward


Commodity exposure
Iron Ore, 7%
Other, 3%
Thermal Coal, 31%
Civil, 6%
Oil Sands, 7%
Zinc, 11%
Gold, 14%
Coking Coal, 20%


Emeco

Earthmoving equipment solutions

Performance





Financial Performance

Focus on improving ROC and EBIT growth

Revenue & EBIT performance


A$M
700
600
500
400
300
200
100
–
Revenue
EBIT
FY03
FY04
FY05
FY06
FY07
FY08
FY09

- EBIT CAGR of 21.8% [FY02 to FY09]

Balance sheet composition (31 Dec 2009)


General working capital
Sales & Parts inventory
Rental plant
Intangibles
Other assets
Net debt
Other liabilities
NET ASSETS
(600)
(400)
(200)
–
200
400
600
800

- NTA of A$449.7M, equivalent to $0.712 as at 31 December 2009
- High quality earthmoving equipment equates to 62% of Total assets
- A$595M senior debt facility

Share Performance

Indexed performance



400
350
300
250
200
150
100
%
EHL.ASX
XJO.ASX
XNJ.ASX
27-Feb-09
27-Mar-09
24-Apr-09
22-May-09
19-Jun-09
17-Jul-09
14-Aug-09
11-Sep-09
09-Oct-09
06-Nov-09
04-Dec-09
01-Jan-10
29-Jan-10
26-Feb-10

Emeco 52-week share price



1.20
1.00
0.80
0.60
0.40
0.20
0.00
26/2/09
16/3/09
1/4/09
21/4/09
7/5/09
25/5/09
11/6/09
29/6/09
15/7/09
31/7/09
18/8/09
3/9/09
21/9/09
7/10/09
23/10/09
10/11/09
26/11/09
14/12/09
30/12/09
15/1/10
2/2/10
18/2/10

- Over the past 12 months EHL share price has tracked above the ASX 200 and ASX Industrial indices

- **Substantial shareholders:**
  - Franklin Resources 9.52%
  - Blackrock Investment 7.74%
  - Maple-Brown Abbott 5.06%
  - 70% institutional investors

Exemption File No. 82-35011


Emeco

Earthmoving equipment solutions

Strategy & Outlook





RENTAL | SALES | PARTS | ASSET MANAGEMENT

Strategy

Immediate focus to improve core business while long-term strategic plan is finalised

Short-Term

- Exit Europe
- Exit Central Appalachian coal and restructure North America
- Liberate cash from underperforming assets
- Reduce debt
- Leverage earnings growth from installed asset base
- Evaluate investments in specific equipment asset classes
- Reposition fleet away from small civil to large mining fleet

Medium to Long-Term

- Long term strategic plan under development
- Focus will be on long term returns to Shareholders and improving ROC
- Further communication with the market as plan completed
- Safety will always remain top priority

Outlook

Emeco's performance is highly leveraged to mining recovery currently underway

Volumes	◆ Both mining development and production activity undergoing positive step-change as business confidence improves ◆ Thermal coal, coking coal and iron ore volumes growing rapidly in Asia Pacific ◆ Canadian oil sands development activity has recommenced ◆ Other commodities undergoing resurgence
Equipment Capacity	◆ Short term excess capacity is now returning to work as activity recommences over FY10 ◆ Market availability of larger mining equipment now tightening ◆ Small civil equipment market in North America & Europe remains in oversupply – continually reducing exposure
Capital Availability	◆ General recovery of credit flows expected to take longer than resource recovery ◆ Some customers likely to remain cautious on capex in medium term

Forecasting NPAT of $40 million to $44 million in year ending 30 June 2010


Emeco



Emeco

Earthmoving equipment solutions

Questions

For further information visit our website at
www.emecogroup.com



RENTAL | SALES | PARTS | ASSET MANAGEMENT

Company Contact Details

Thank you for your interest in Emeco.
Further investor enquiries should be directed to:

- **Keith Gordon** Managing Director & CEO
- **Stephen Gobby** CFO
- **Graham Borgerson** Investor Relations

+61 8 9420 0222

www.emecogroup.com


Emeco

Earthmoving equipment solutions

Appendix



Organic Growth Opportunities

End-market volumes forecast to increase

Australian Metallurgical Coal

Production (MT)

250, 200, 150, 100, 50, –

2003, 2004, 2005, 2006, 2007, 2008, 2009F, 2010F, 2011F, 2012F, 2013F, 2014F, 2015F, 2016F

Australian Iron Ore

Production (MT)

700, 600, 500, 400, 300, 200, 100, –

2003, 2004, 2005, 2006, 2007, 2008, 2009F, 2010F, 2011F, 2012F, 2013F, 2014F, 2015F, 2016F

Australian Thermal Coal

Production (MT)

250, 200, 150, 100, 50, –

2003, 2004, 2005, 2006, 2007, 2008, 2009F, 2010F, 2011F, 2012F, 2013F, 2014F, 2015F, 2016F

Australian Gold

Production (MT)

350, 300, 250, 200, 150, 100, 50, –

2003, 2004, 2005, 2006, 2007, 2008, 2009F, 2010F, 2011F, 2012F, 2013F, 2014F, 2015F, 2016F

Indonesian Coal

Production (MT)

350, 300, 250, 200, 150, 100, 50, –

2003, 2004, 2005, 2006, 2007, 2008, 2009F, 2010F, 2011F, 2012F, 2013F, 2014F, 2015F, 2016F

Canadian Oil Sands

In-Situ

Mining

Thousand barrels per day

3,000, 2,500, 2,000, 1,500, 1,000, 500, –

2003, 2004, 2005, 2006, 2007, 2008, 2009F, 2010F, 2011F, 2012F, 2013F, 2014F, 2015F, 2016F

Source: ABARE Commodity Outlook, (CAPP) Canadian Association of Petroleum Producers Crude Oil Forecast 2009-2025, Ministry of Energy and Mineral Resources – Republic of Indonesia


Emeco

Financial Overview

- **Operating Profit statement, 6 month evolution to 31 December 2009 (A$M)**

A$ Millions	1H08 A$M	2H08 A$M	1H09 A$M	2H09 A$M	1H10 A$M
Revenue	288.2	329.7	309.8	218.4	208.5
EBITDA	**98.6**	**114.8**	**128.6**	**82.3**	**82.5**
margin (%)	*34.2*	*34.8*	*41.5*	*37.7*	*39.6*
EBIT	**55.4**	**64.9**	**69.7**	**36.4**	**32.1**
margin (%)	*19.2*	*19.7*	*22.5*	*16.7*	*15.4*
NPATA	31.4	37.2	39.2	18.7	13.8
NPAT	**30.5**	**37.0**	**39.0**	**18.6**	**13.6**
EPS (cps)	4.8	5.9	6.2	2.9	2.2
DPS (cps)	2.0	2.5	2.0	2.0	0.0
Invested Capital	1,044.8	1,098.4	1,147.9	1,170.3	1,128.3
ROC (%)	11.5%	10.9%	11.7%	9.1%	6.0%

For full financial information visit our website at

www.emecogroup.com/view/investors-centre

Financial Overview

- **Cash Flow, 6 month evolution to 31 December 2009 (A$M)**

A$ Millions	1H08 A$ m	2H08 A$ m	1H09 A$ m	2H09 A$ m	1H10 A$ m
EBITDA	98.0	115.4	125.7	80.9	77.6
General Working Capital	(3.8)	(15.7)	23.9	(8.2)	5.3
Sales & Parts Inventory	(60.6)	58.5	(14.3)	30.4	2.0
Interest & Borrowing costs	(12.0)	(12.3)	(17.0)	(12.8)	(9.2)
Income tax payments	(7.9)	(6.1)	(25.5)	(7.6)	(9.7)
Cash flow from Operating Activities	13.7	139.8	92.8	82.7	66.0
Rental Capital Expenditure	(89.4)	(114.4)	(77.4)	(30.3)	(97.8)
Other Property, Plant & Equipment	(6.8)	1.7	(3.2)	(4.7)	(7.4)
Disposals	15.4	28.4	8.9	12.4	14.6
Cash flow from Investing Activities	(80.9)	(84.2)	(71.7)	(22.6)	(90.6)
Dividends	(15.7)	(12.5)	(15.7)	(12.5)	(12.6)
Other financing activities	–	(1.0)	–	(7.5)	–
Cash flow from Financing Activities	(15.7)	(13.5)	(15.7)	(20.0)	(12.6)
Free Cash flow to reduce Debt	**(82.9)**	**42.1**	**5.4**	**40.1**	**(37.2)**

Note: EBITDA excludes non-cash items for purpose of cash flow

Financial Overview

- **Balance Sheet at 31 December 2009 (A$M)**

A$ Millions	Dec 07 A$ m	Jun 08 A$ m	Dec 08 A$ m	Jun 09 A$ m	Dec 09 A$ m
General working capital	83	93	95	60	63
Sales & Parts inventory	203	144	167	135	113
Rental plant	557	571	643	623	620
Intangibles	223	224	235	216	214
Other assets	68	72	65	68	76
Net debt	(396)	(348)	(412)	(331)	(352)
Other liabilities	(52)	(54)	(57)	(88)	(69)
Net Assets	**686**	**702**	**736**	**683**	**663**
Facilities Headroom	161.5	208.8	273.6	331.2	301.5
Interest Cover	10.2	9.2	9.7	8.1	6.3
Net Debt: EBITDA	1.9	1.6	1.7	1.8	2.7
Net Debt: Equity	52%	50%	56%	49%	53%

- **Funding Facilities at 31 December 2009 (A$M)**

Funding Facility	Facility limit (A$M)	Drawn (31 Dec 09)	Headroom (A$M)	Maturity
Multi-Currency Debt Facility	595	355	240	Aug 2011
Working Capital Facility	33	–	33	Range
Finance Lease	26	8	18	Range
Total	**654**	**363**	**291**	

Disclaimer

Reliance on third party information

The information and views expressed in this Presentation were prepared by Emeco Holdings Ltd (the **Company**) and may contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. No responsibility or liability is accepted by the Company, its officers, employees, agents or contractors for any errors, misstatements in or omissions from this Presentation.

Presentation is a summary only

This Presentation is information in a summary form only and does not purport to be complete. It should be read in conjunction with the Company's 2009 financial report. Any information or opinions expressed in this Presentation are subject to change without notice and the Company is not under any obligation to update or keep current the information contained within this Presentation.

Not investment advice

This Presentation is not intended and should not be considered to be the giving of investment advice by the Company or any of its shareholders, directors, officers, agents, employees or advisers. The information provided in this Presentation has been prepared without taking into account the recipient's investment objectives, financial circumstances or particular needs. Each party to whom this Presentation is made available must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary.

No offer of securities

Nothing in this Presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell Company securities in any jurisdiction.

Forward looking statements

This Presentation may include forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, these statements are not guarantees or predictions of future performance, and involve both known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control. As a result, actual results or developments may differ materially from those expressed in the statements contained in this Presentation. Investors are cautioned that statements contained in the Presentation are not guarantees or projections of future performance and actual results or developments may differ materially from those projected in forward-looking statements.

No liability

To the maximum extent permitted by law, neither the Company nor its related bodies corporate, directors, employees or agents, nor any other person, accepts any liability, including without limitation any liability arising from fault or negligence, for any direct, indirect or consequential loss arising from the use of this Presentation or its contents or otherwise arising in connection with it.

Company Contact Details

Thank you for your interest in Emeco.
Further investor enquiries should be directed to:

- **Keith Gordon** Managing Director & CEO
- **Stephen Gobby** CFO
- **Graham Borgerson** Investor Relations

+61 8 9420 0222

www.emecogroup.com


Emeco